COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

c/o Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, NY 10017

November 16, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Division of Investment Management

Re:	Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154) Request pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “Act”), to Make Additional Capital Gains Distributions

Ladies and Gentlemen:

Cohen & Steers Total Return Realty Fund, Inc., a Maryland corporation that is a registered closed-end management investment company (the “Fund”), is filing this request pursuant to Rule 19b-1(e) under the Act. The Fund, because of the circumstances described below, proposes to reclassify (or for tax purposes, “recharacterize”) certain quarterly distributions, or portions thereof (“Ordinary Distributions”), previously made or expected to be made to shareholders for the taxable year ending December 31, 2011 (the “2011 Taxable Year”) as long-term capital gains, in order that they may qualify as “capital gain dividends” within the meaning of Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended (the “Code”) (“Capital Gain Dividends”). After such reclassification, the Fund may be deemed to have made distributions of Capital Gain Dividends in excess of the number allowed under Section 19(b) of the Act and Rule 19b-1 thereunder. The Fund expects that the proposed characterization, in whole or in part, of distributions as Capital Gain Dividends will be necessary for the Fund to comply with federal income tax rules concerning the treatment of distributions to shareholders. The facts and circumstances which will require these reclassifications are as follows:

1. The Fund has outstanding common shares and has met the requirements to make the election as a “regulated investment company” under Section 851 of the Code. The Fund normally invests substantially all of its assets in real estate investment trusts (“REITs”) as defined in Section 856 of the Code and other real estate-related companies. The Fund’s policy is to declare and pay distributions of its net investment income, if any, quarterly. The Fund also intends to distribute on at least an annual basis its net realized capital gains, if any, whether from the sale of securities held by the Fund for not more than one year (i.e., net short-term capital gains) or from net capital gain (i.e., net gains from the sale of securities held by the Fund for more than one year (“net long-term capital gains”), as reduced by net short-term capital losses). Included in the Fund’s net long-term capital gains, and thus net capital gain, are distributions received from REITs in which the Fund invests that are designated by such REITs as capital gain dividends under Section 857(b)(3)(C) of the Code.

2. Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations or orders as the Securities and Exchange Commission (“SEC”) may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains more often than once every twelve months. Rule 19b-1 under the Act provides, in essence, that a registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may distribute more than one Capital Gain Dividend with respect to any one taxable year of the company only with respect to (i) one additional Capital Gain Dividend made in whole or in part to avoid excise tax under Section 4982 of the Code pursuant to Rule 19b-1(f) under the Act, (ii) one supplemental Capital Gain Dividend pursuant to Section 855 of the Code not in excess of 10% of the total amount distributed for that year pursuant to Rule 19b-1(a) under the Act, and (iii) one or more additional distributions made pursuant to requests granted under Rule 19b-1(e) under the Act.1

3. The quarterly distribution rate during the 2011 Taxable Year, through September 30, 2011, is $0.22 per share, or approximately $0.66 per share in the aggregate. The Fund currently estimates that the quarterly distribution rate during the 2011 Taxable Year, through December 31, 2011, will continue to be $0.22 per share, or approximately $0.88 per share in the aggregate.

4. The Fund currently estimates that it will distribute net capital gain, including REIT distributions designated as capital gain dividends under Section 857(b)(3) of the Code, of approximately $0.67 per share during the 2011 Taxable Year. The 2011 Taxable Year of the Fund will end on December 31 and the tax characterization of distributions will be reported to shareholders for the calendar year on Form 1099-DIV. However, because the Fund does not expect to know with certainty the portion of the distributions received from REITs that are designated as capital gain dividends until such amounts are reported by the REITs to the Fund in early 2012, the Fund’s estimate of its net capital gain for the 2011 Taxable Year may increase or decrease. Such adjustments may similarly require recharacterization affecting the number of distributions required to be recharacterized in order to comply with the tax rules set forth below, and therefore the number of Capital Gain Dividends.

5. Under Sections 301 and 316 of the Code, distributions made during a taxable year by a corporation (including a registered investment company such as the Fund) to its shareholders with respect to its stock are taxable as a dividend to the extent of the corporation’s current and accumulated earnings and profits for the taxable year. Furthermore, under Section 852(b)(3)(C), a regulated investment company such as the Fund is permitted to designate a portion of its distributions as a Capital Gain Dividend to the extent of its net capital gain as defined above. Included in the Fund’s net capital gain are distributions from REITs that are characterized as capital gain dividends under Section 857(b)(3)(C) of the Code. Based on the current estimated amount of the Fund’s current and accumulated earnings and profits, for the 2011 Taxable Year, the Fund expects that each distribution, will be treated as consisting in part ordinary dividends and in part capital gain dividends. Absent relief, the reclassifications required under Sections 301 and Section 316 of the Code might cause the Fund’s distributions that occurred or are expected to occur throughout the 2011 Taxable Year to violate Section 19(b) of the Act and Rule

1 Please note that the Fund filed an application for permanent exemptive relief under Section 19 of the Act and Rule 19b-1 thereunder on January 3, 2005, which was amended April 5, 2007 and July 21, 2008. The SEC issued an order dated August 19, 2008 granting the relief requested. Due to extreme market volatility since 2008 and a change in the Fund’s distribution policy to making quarterly distributions rather than monthly distributions, the Fund has not adopted a managed dividend plan pursuant to such relief.

19b-1 thereunder because the Fund will be considered to have made more than two distributions of long-term capital gain.

To better illustrate, the following is an example of the application of the rules described in the preceding paragraph. As stated, the Fund currently estimates for the 2011 Taxable Year that it will pay quarterly distributions of $0.22 per share, totalling approximately $0.88 per share. The Fund currently estimates that it will distribute to its shareholders net capital gains (including distributions from REITs designated as capital gains under Section 857(b)(3) of the Code) of $0.67 per share. Under Sections 301 and Sections 316 of the Code, the Fund is required to characterize the amounts distributed during the 2011 Taxable Year as a dividend to the extent of its earnings and profits including net capital gains properly designated under Section 852(b)(3)(C) of the Code. As a result, so that the Fund may be considered to have distributed its net capital gain of $0.67 per share, approximately four of the quarterly dividends previously made or expected to be made would need to be reclassified, in whole or in part, as long-term capital gain distributions.

6. As stated above, the Fund estimates that it will need to reclassify approximately $0.67 of the 2011 Ordinary Distributions as long-term capital gains. Although the Fund monitors the amount of long-term capital gains realized during the year, because of the unpredictability of market movements and the inability to precisely forecast the amount of income paid by the REITs in which the Fund invests (which are themselves pooled vehicles that report the character of their income and gains to shareholders after the end of the calendar year) and that the REITs will designate as capital gain dividends, the Fund will be unable to determine the amount of Capital Gain Dividends that will be required to be distributed to shareholders prior to the end of the 2011 Taxable Year and, therefore, the number of distributions of Capital Gain Dividends that would be required.

For the foregoing reasons, the Fund requests relief allowing it to reclassify such number of Ordinary Distributions previously made or expected to be made as Capital Gain Dividends, as indicated above, as is necessary to distribute the proper amount of the Fund’s net realized capital gains to avoid the imposition of a Fund-level income or excise tax with respect to the 2011 Taxable Year. Pursuant to Rule 19b-1(e) under the Act, the Fund will deem this request granted unless the Commission denies the request as not being necessary or appropriate in the public interest or for the protection of investors and notifies the Fund in writing of such denial within 15 days of the filing of this request.

The undersigned officer of the Fund is authorized to file this request under Rule 19b-1(e) pursuant to the Fund’s By-Laws and resolutions approved by the Board of Directors of the Fund by unanimous written consent and attached hereto as Exhibit A.

Please contact me at 212-796-9361 or Michael Doherty of Ropes & Gray LLP at 212-497-3612 with any questions concerning this filing.

[The remainder of this page has been left blank intentionally.]

State of New York	)
) ss:
County of New York	)

The undersigned being duly sworn deposes and says that she has duly executed the attached request dated November 16, 2011 for and on behalf of the Cohen & Steers Total Return Realty Fund, Inc. (the “Fund”); that she is the Assistant Secretary of such Fund; and that all action by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary

Subscribed and sworn to before me, a Notary Public, this 16th day of November, 2011.

Name:	/s/ Sherri A. Jackson
Notary Public

My commission expires: April 21, 2015

Exhibit A

RESOLVED, that each Corporation set forth above is hereby authorized to submit an Application, and any amendment that the officers of the Corporation upon advice of counsel deem necessary, to the Securities and Exchange Commission, pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Corporation named in such Application to make one or more additional long-term capital gains distributions to holders of the Corporation’s common stock for the 2011 taxable year; and

RESOLVED. that the Chairman, the President, any Vice President or the Secretary or Assistant Secretary be, and each of them hereby is, authorized to execute and cause to be filed each Application for exemption and any amendments thereto hereinabove authorized in such form as the officer executing the same approve, such execution thereof to be conclusive evidence of such approval.